Please withdraw SEC Form 1-A for Stock Market Bar & Grill Corporation (SEC File Numbers 024-10644 Filing Number 162016221).

Thank you,

Thank you,

Mr. Steven J. Muehler

Stock Market Bar & Grill Corp.